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Exhibit 12.1

DUKE REALTY CORPORATION

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Three Months Ended March 31, 2003	Year Ended December 31, 2002
NET INCOME FROM CONTINUING OPERATIONS, LESS PREFERRED DIVIDENDS	35,173	155,953
PREFERRED DIVIDENDS	8,752	45,053
EARNINGS FROM LAND AND DEPRECIATED PROPERTY DISPOSITIONS	(9,402)	410
OPERATING PARTNERSHIP MINORITY INTEREST	3,873	17,955
INTEREST EXPENSE	32,713	117,073

EARNINGS BEFORE FIXED CHARGES	71,109	336,444

INTEREST EXPENSE	32,713	117,073
PREFERRED DIVIDENDS	8,752	45,053
INTEREST COSTS CAPITALIZED	1,866	13,529

TOTAL FIXED CHARGES	43,331	175,655

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.64	1.92

Ratio of Earnings to Fixed Charges	2.06	2.58

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DUKE REALTY CORPORATION RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Dollars in thousands)